MAIL STOP 3561

      January 17, 2006

Mr. Michael J. Evangelista, President
XSInventory
2950 E. Flamingo Rd., Suite E-6D
Las Vegas, NV  89121


      Re:	XSInventory
		Amendment No. 5 to Registration Statement on
      Form SB-2
      Filed December 9, 2005
		File No. 333-118632

Dear Mr. Evangelista:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Use of Proceeds, page 9

1. We note your response to prior comment seven of our letter dated
November 9, 2005. We also note that the disclosure in this section still illustrates that the proceeds of this offering allocated to legal fees vary depending on the level of the offering. As such, we reissue the comment. Please refer to Item 509 of Regulation S-B and revise your disclosure accordingly or advise.

Plan of Distribution and Terms of the Offering, page 13

2. We note your response to prior comment eight. Your response addresses the potential classification of the participants of this offering as an unregistered broker/dealer. The prior comment was issued to address the question as to why the two individuals taking part in the sale and distribution of your shares are not considered underwriters, as that term is defined in Section 2(a)(11) of the Securities Act of 1933. Please revise to reflect such classification or advise.

3. We note your response to prior comments eight and nine. You state that Mr. Ream will limit his participation to Nevada. We note the disclosure on page 14 that Mr. Ream "controls the prospectus delivery requirements" and accepts the subscriptions. If Mr. Evangelista decides to sell your shares outside of the state of Nevada, it would appear that Mr. Ream`s role would lead to his participation with the sales outside of Nevada. Please revise to provide the exemption relied upon from being registered as a broker/dealer for Mr. Ream`s participation in the sale of your shares outside of Nevada.

4. We note your response to prior comment 10. Your reference to the
Division`s letter dated December 4, 1985, addresses whether or not certain conduct would be considered a general solicitation when conducting a private placement. Our prior comment was issued to ascertain how Section 2(a)(11) of the Securities Act of 1933 would apply when family, friends, and business associates act as a "finder"
"on behalf of the issuer."

5. We note your response to prior comment 11. The prior comment was issued because it was not clear which subsection of Rule 3a4-1 you were replying upon. Your response to prior comment 8 and 11 references conditions found in both 3a4-1(a) (ii) and (iii). Please revise to clarify which subsection you are relying upon.

Certain Relationships and Related Party Transactions, page 33

6. We note that Mr. Evangelista`s current holdings will be subject to a lock-up agreement. Please revise to explain the condition "(v) in accordance with the other terms of the agreement." Discuss the material conditions that would terminate the lock-up.

Financial Statements

7. Please provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.




Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      Any questions regarding the s may be directed to Raj Rajan at
(202) 551-3388. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,



						John Reynolds
      Assistant Director

cc:	David Stoecklein
	Fax: (619) 595-4883


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Mr. Michael J. Evangelista, President
XSInventory
January 17, 2006
Page 1